Exhibit 99.1

Onion Global Filed 2021 Annual Report on Form 20-F

Guangzhou, China – June 27, 2022 – Onion Global Limited ("Onion Global", the "Group" or the "Company") (NYSE: OG), a next-generation lifestyle brand platform that incubates, markets, and distributes the world's fresh, fashionable, and future brands to young people in China and across Asia, today announced that the Company had filed its annual report on Form 20-F for the full year ended December 31, 2021 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s investor relations website at http://ir.msyc.com/ and on the SEC’s website at www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon written request. Requests should be directed to Investor Relations, No. 309 3-05 Huangpu Avenue Zhong Tianhe District, Guangzhou City, Guangdong Province, People’s Republic of China.

About Onion Global Limited

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets, and distributes the world's fresh, fashionable, and future brands, which we refer to as "3F brands," to young people in China and across Asia. The Company's mission is to be the dream factory of lifestyle brands for young people. The Company's platform offers an integrated solution to develop, market, and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

For more information, please visit: http://ir.msyc.com/.

Investor Relations Contact
In China:
Onion Global Ltd.
Investor Relations
E-mail: ir@msyc.cc

Christensen
Mr. Eric Yuan
E-mail: eyuan@christensenir.com
Tel: +86-10-5900-1548

In the United States:
Christensen
Ms. Linda Bergkamp
E-mail: lbergkamp@christensenir.com
Tel: +1-480-614-3004